Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

(In millions)

	Three Months Ended March 31,
	2003	2002
Earnings:
Loss before taxes and cumulative effect of accounting change	$(19.7)	$(14.9)
Add (deduct):
Equity in income of non-consolidated affiliates	(1.5)	—
Amortization of capitalized interest	0.1	0.1
Fixed charges as described below	8.2	10.4

Total	$(12.9)	$(4.4)

Fixed Charges:
Interest expensed and capitalized	5.2	7.6
Estimated interest factor in rent expense	3.0	2.8

Total	$8.2	$10.4

Ratio of earnings to fixed charges(1)	—	—

(1)	Loss before taxes and cumulative effect of accounting change was insufficient to cover fixed charges by approximately $21.1 million and $14.8 million for the three months ended March 31, 2003 and March 31, 2002, respectively.